SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 10-SB

       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
      BUSINESS ISSUER UNDER SECTION 12 (b) OR 12 (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                     FASHION HANDBAGS, INC.COM
          ----------------------------------------------
          (Name of Small Business Issuer in Its Charter)


          FLORIDA                                            88-0423950
-------------------------------                       ----------------------
(State or other Jurisdiction of                          (I.R.S. Employer
Incorporation of Organization)                        Identification Number)

4901 Morena Blvd., San Diego, CA                                92117
----------------------------------------                     ----------
(Address of principal executive offices)                     (Zip Code)

Registrant's Telephone Number, Including Area Code:  (858) 350-8283
                                                     --------------

Securities to be registered pursuant to Section 12 (b) of the Act:

                               NONE

Securities to be registered pursuant to Section 12 (g) of the Act:

                  Common Stock of $0.001 Par Value
                  --------------------------------
                           (Title of Class)


DOCUMENTS INCORPORATED BY REFERENCE: See Exhibit Index herein.

                               PART I

Item l.  Description of Business
         -----------------------

(a)  Business Development.

     Fashion Handbags, Inc.com, a Florida corporation, ("Fashion Handbag", "we", "us" or the "Company") is an interactive online handbag company that specializes in contemporary fashion specialty bags. We are in the business of developing, manufacturing and marketing a unique line of handbags and various other bags both for retail and wholesale users.

     We originally commenced operations as September Project IV Corp., a corporation organized under the laws of the State of Florida ("September Project") on August 22, 1997. A copy of the Articles of Incorporation as filed with the Secretary of State of Florida are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     On March 15, 1999 Fashion Handbags, Inc., a Nevada corporation ("Fashion Nevada"), was formed. Fashion Nevada was initially authorized to issue a total of 50,000,000 shares of common stock, $0.001 par value. A copy of the Articles of Incorporation as filed with the Secretary of State of Nevada are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     On March 28, 2000, by unanimous consent of the shareholders of both September Project and Fashion Nevada, it was authorized that September Project would issue to Fashion Nevada's shareholders 35,000,000 shares of its stock in exchange for all issued and outstanding shares of Fashion Nevada, and that Fashion Nevada would become a wholly owned subsidiary of September Project.

     On March 29, 2000, September Project amended its Articles of
Incorporation to change its name to Fashion Handbags, Inc.com. A copy of said amendment is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

(b)  Business of issuer

     (1)  Principal products, services and markets for the Company.
          ---------------------------------------------------------

     Our principal business is the import and wholesale of ladies fashion handbags. We design all of our own styles and we contract with an agent in Hong Kong to manage the manufacturing of our merchandise in China.

     We currently have around 50 different items in our product assortment and we also update the product line 3-4 times annually. The products are developed to offer customers new product assortments for each of the different buying seasons (Spring, Summer, Back to School, Fall) in the retail market place.

     The following is a breakdown of how orders are currently being received:

-	Internet 5%

-	Department Stores 10%

-	Private Label 10%

-	Shoe Stores 20%

-	Mom & Pop Stores 25%

-	Catalog Business 30%


     Fashion Handbag currently has over 200 retail customers.

     We are aggressively working at increasing our retail distribution, in particular we are trying to develop our department store, larger specialty chain and private label business.

     We anticipate the Internet business to reach 20% of our sales volume in the next 2-3 years. An extensive marketing campaign will be needed in order to achieve this goal.

                      Key Products And Services

     The entire product line is an assortment of ladies fashion handbags.

                             The Market

    Our initial market strategy is to get our name in front of as many retail buyers as possible. Over the next two years we expect to have a presence at over 20 industry trade shows. These shows will cover most regions of the country, including Los Angeles, San
Francisco, Las Vegas, Dallas, Chicago, Atlanta, and Miami.

    The distribution of our products is throughout the United
States.

     We also have an Independent Sales Representative who covers the Dallas and Atlanta markets specifically.

     (2)    Distribution methods of products or services.
            ---------------------------------------------

     Distribution of our products or services is relatively simple, as most new business comes by referrals and reputation. Orders or service needs are requested by phone or over the internet, and distribution is from our location (4901 Morena Blvd., San Diego, CA 92117, our distribution center). Promotional costs and effective sales programs have to date limited our ability to expand this area. We offer our products and services to a multiple cross section of consumers, such as Department Stores, Shoe Stores and Individual Consumers. The majority of our consumers are identified as the end users of the products. We established our website in July 1999, which brings numerous inquiries daily, and is currently responsible for 5% of sales.

                         Strategic Alliances
                         -------------------

     We currently have a strategic alliance with two major agents in Hong Kong who assist with product development and manufacturing.

     (3)     Status of any publicly announced new product or service.
             --------------------------------------------------------

     We have not made any public announcements of new products or services offered by the Company.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.
             ---------------------------------------------------------

                          Major Competition
                          -----------------

     Internet Businesses - eBags.com

     Wholesale - Hobo International, Inc., Frye, Nine West, Liz Claiborne

     The Company's largest direct competitor in the market is Hobo International, Inc. which has an annual sales volume of 15 million/usd.

     (5) Sources and availability of raw materials and the names of principal suppliers.
             ----------------------------------------------------------

     We do not utilize any specialized raw materials and as such any and all materials and raw materials are readily available. We are not aware of any problem that exists at present time or that is projected to occur with the near future that will materially affect the source and availability of raw materials, which would be required by us. We currently purchase our raw materials from Taiwan and China.

     (6)     Dependence on one or a few major customers.
             -------------------------------------------

     We feel that, because of the wide base of customers for our products, there is no problem with dependence on one or few major customers.

     (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.
             ----------------------------------------------------------

     We believe our products to be unique. We are also dedicated to the protection of our trade secrets through tight security, the advancement of the technology, and the establishment of strong patent, trademark and copyright protection. Therefore, we have retained legal counsel to develop and submit patent applications for our original products that we view as patentable. To date, no patent applications have been filed in the US and/or internationally.

                       United States Patents
                       ---------------------

     We have not applied for nor have wet been granted any U.S.
patents.


                              Trademarks
                              ----------

     We are not in the process of obtaining any trademarks nor do we own the rights to any trademarks.

                     License And Royalty Agreements
                     ------------------------------

     (8)      Need for any government approval of principal products
              or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process.
              -----------------------------------------------------------

     The U.S. Government regulates all the products imported by Fashion Handbag by assigning Quota Categories whereby it maintains control of the amount of product brought into our country by category annually.

     The quota categories the Company imports its products under are: 670-L, 670-0.
Corresponding HTS#'s are: 4202-22-8050 and 4202-92-3031

     (9)     Effect of existing or probable governmental regulations
             on the business.
             -------------------------------------------------------

     While management is unaware of any new regulations being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines that could affect all similar companies in this field.

     We have voluntarily filed this Registration Statement on Form 10-SB in order to register our common stock pursuant to Section
12(g) of the Securities Exchange Act of 1934.

     As a result of the effectiveness of this Registration Statement on Form 10-SB, we shall be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to
Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14A; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     We will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

    Our management believes that it is in our best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and our financial condition to our shareholders and the financial community. In the event that our obligation to file periodic reports is suspended under the Securities Exchange Act, it is our intention to continue to voluntarily file periodic reports as if so required to do so.

     Management believes that these reporting obligations will increase our annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

     (10) We are not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the present business of the Company.

     (11) During the last two fiscal years we have not incurred any costs for research and development and no expenses have been born by our customers relating to research and development activities.

     (12) Costs and effects of compliance with environmental laws (federal, state and local).
             -------------------------------------------------------

     As the present time, we do not manufacture any products that are subject to federal, state or local environmental compliance laws and regulations.

                             Employees
                             ---------

    We presently have 2 full time employees as April 2002. Neither of these employees are covered by collective bargaining agreements, nor are either collecting a salary.

                            Risk Factors
                            ------------

     Forward Looking Statements. When used in this Registration
     --------------------------
Statement, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "projected", "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to market conditions, competition, factors affecting our ability to implement its growth strategy, our dependence on future financing, fluctuations in operating results, our ability to sustain levels of growth, diversification of our business, contingent risks, state and federal regulation and licensing requirements, and environmental concerns that could cause our actual results to differ materially from those presently anticipated or projected. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in this Registration Statement. As a result all parties are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Our independent accountants have not examined or compiled the accompanying forward-looking statements and accordingly do not provide any assurance with respect to such statements.

     Our present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which we will operate, and will include, among other things, those types of risk factors outlined below.

     Patents and Proprietary Rights.  We currently rely on
     ------------------------------
contractual rights and trade secrets to establish and protect our proprietary rights in our products and its components. To further protect our products, we will apply for additional patents for our inventions and for non-commercially available components designed and developed by us that are integral to our products. We intend to closely monitor competing product introductions for any infringement of the Company's proprietary rights. We believe that, as the demand for products such as those developed by the Company increases, infringement of property rights may also increase. If infringement of our proprietary rights is by industry competitors, they may have substantially greater financial, technical, and legal resources than the Company, which could adversely affect our ability to defend our rights. In addition, we could incur substantial costs in defending our rights.

     Further, the Company does not have patent protection outside the United States. The Company will be unable to obtain patent protection in most non-U.S. jurisdictions, including Europe and Japan. Some competitors may have non-U.S. operations where U.S. Patent rights are not effective which could permit competitors to infringe on the Company's proprietary rights without violating U.S. law.

     We intend to closely monitor any infringement of the our proprietary rights. Competitors may have patent applications in progress in the United States that, if issued, could relate to the Company's products. If such patents were to issue, there can be no assurance that the patent holders or licensees will not assert infringement claims against the Company or that such claims will not be successful. We could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief, which could effectively block our ability to sell our products, and each claim could result in an award of substantial damages. In the event of a successful claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. There can be no assurance that we or our customers could obtain necessary licenses from third parties at a reasonable or acceptable cost or at all. Patent litigation could be very expensive, and there is no assurance that it would not have an adverse effect on our business, financial condition and results of operations.

     Competition. There are numerous corporations, firms and
     -----------
individuals, which are engaged in the type of business activities in which we are presently engaged. Many of those entities are more experienced and possess substantially greater financial, technical and personnel resources than the Company or its subsidiaries. While we hope to be competitive with other similar companies, there can be no assurance that such will be the case.

     Voting Control. Due to the joint ownership ownership of a
     --------------
majority of the shares of our outstanding common stock by Daniel Balsiger and Judy Balsiger, these two individuals collectively have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. Although we
     ------------------------------------------------
intend to submit for quotation of its common stock on the OTC Bulletin Board of the NASD following the effectiveness of this registration statement, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock". Our common stock may be deemed to be
     ----------------------
"penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (1) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

     Section 15(g) of the 1934 Act and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (1) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and
(iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

     Dependence on Key Employees. Historically, we have been
     ---------------------------
heavily dependent on the ability of Daniel Balsiger and Judy Balsiger to contribute essential technical and management experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that we will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

     Future Capital Requirements; Uncertainty of Future Funding.
     ----------------------------------------------------------
Our plan of operation calls for additional capital to facilitate growth and support its long-term development and marketing programs. It is likely that we would need to seek additional financing through subsequent future public or private sales of its securities, including equity securities. We may also seek funding for the development and marketing of its products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to the Company, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available, we may be required to curtail one or more of its future programs.

     Intense Competition and Rapid Change. The industry in which we
     -------------------------------------
operate is highly competitive, rapidly growing and we will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, and marketing resources. It is particularly difficult for small independent companies to compete with such major companies for recording artists, radio air time and floor space for their releases in retail outlets. We are not a significant factor in the industry. There is no assurance that we will be able to compete in such an environment.

Item 2. Management's Discussion and Analysis or Plan of Operation Plan of Operations
         ---------------------------------------------------------

     We is aggressively working on increasing our retail distribution. Specifically, weare trying to develop our department store, larger specialty chain and private label business.

     We have established four basic paths from which to achieve revenues. These include the following: Internet Sales, Catalog Sales, Traditional Wholesale venues, and continued market expansion through product development. Management anticipates our internet business to reach 20% of our sales volume, over the next 2-3 years.

     On a long-term basis, management expects operations alone, with increased revenues, should maintain the liquidity of the Company. Additional financing, whether it be debt or equity, will be required for the greater portion of expansion plans to enable the Company to increase its market share. We will seek to maintain low operational and administrative costs while expanding operations and increasing revenues. Management has no doubt that increased marketing expenses will occur in the furtherance of marketing and sales efforts, with the expectation of increased revenues and profits.

Liquidity and Capital Resources
-------------------------------

     Our working capital ratio was.61:1 as of December 31, 2001 compared to 1.19:1 as of December 31, 2000. Key contributing factors for these changes were the normal fluctuations in timing of collections of receivables and payment of payables, the payments made on short-term notes payable and borrowing of short-term related party loans.

     Current liabilities include a $31,447 note payable to related parties. These funds are repayable on demand however, the request for repayment occurring at this time is not expected.

     We are currently unable to generate sufficient cash from operations to sustain its business efforts as well as to accommodate its growth plans. Until we is able to generate sufficient cash flow, we will seek capital funding from outside resources. At present, we intend to seek a capital infusion after completion of this 10-SB registration, for a percentage of our equity. We presently have no commitment for such funding and have not concluded what form of equity such funding will be derived through.

Results of Operations
---------------------

                                            December 31,
                                    ----------------------------
                                        2001             2000
                                    ----------        ----------
Sales                               $  468,025        $  115,151
Cost of Sales                       $  327,862        $   69,860
Gross Profit                        $  140,163        $   45,291
Gross Profit Margin %                    29.95%            39.33%
Expenses                            $  103,730        $  120,809
Expenses as a % of sales                 22.16%           104.91%

     For the year ended December 31, 2001, sales were approximately $353,000 higher than 2000 and are expected to continue to grow during 2002. For the 12 months ended December 31, 2000, sales were approximately $66,000 higher than 1999. We do not utilize any specialized raw materials and as such any and all materials are readily available. We are not aware of any problem that exists at present time or that is projected to occur within the near future that will materially affect the source and availability of raw materials, which would be required by the Company. We currently purchase our raw materials from Taiwan and China and contract with two major agents in Hong Kong to manage the manufacturing of its merchandise in China.

     Operating margins during the year ended December 31, 2001 were 29.95% of sales revenue, 9.38% lower than 2000. Operating margins for the year ended December 31, 2000 were 39.33% of sales revenue, 12.26% higher than 1999. Cost of Sales includes the cost of raw materials used in manufacturing, production labor costs and an applicable share of overhead expenses. During 2001, A significant acquisition of product was also undertaken providing the Company the advantage of opening up new accounts, without experiencing the delays caused by the manufacturing process.

     General and administrative expenses during the year ended December 31, 2001 were 22.16% of sales compared to 104.91% during 2000 and compared to 99.49% during 1999. Management attributes the losses experienced during 2000 and 1999, largely to the financial demands placed on a start up company. Also during 2000, our expenses increased due to increased effort in marketing and establishing a presence at trade shows.

Effect of Inflation
-------------------

     We do not anticipate any financial impact, whether beneficial or detrimental, as a result of inflation.

Item 3.  Properties
         ----------

     (a) We lease office and storage space at 4901 Morena Blvd. in San Diego California 92117.

     A summary of the terms of the oral lease are as follows:
     --------------------------------------------------------

     Term:                   Month to Month

     Monthly Lease Payment:  $740.00 per month net net

     Security Deposit:       $0.00


     Utilities:              Varies, usually under $100.00 per month

    (b)      Automobile Purchase Contract.

    In 1999, we purchased a Ford Explorer for use by the Company. We borrowed the sum of $ 14,531.84 from Ford Motor Credit Co. to purchase this vehicle. The promissory note to Ford Motor Credit Co. in the principal amount of $ 14,531.84 was secured by a security agreement in which the vehicle is collateral. This promissory note accrues interest at 8.25% with principal and interest payments of $296.39 per month.


     A Summary of the Purchase Financing Terms are as follows:
     ---------------------------------------------------------

     Vehicle No 1.               1996 Ford Explorer
                                 VIN: 1FMCU22X4TUA19456
     Purchase Price:             $ 19,561.84
     Contract Date:              1999
     Amount Financed:            $14,000.00
     Percentage Rate:            8.25 Payments: 60
     Payment Amount:             $296.39
     First Payment:              $296.39

Item 4.	Security Ownership of Certain Beneficial Owners and
        Management
        ---------------------------------------------------

    (a)      Security Ownership of Certain Beneficial Owners

    The following table sets forth security ownership information as of the close of business on March 29, 2002, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.


Title of Class         Name and Address      Amount and Nature of    Percent of
                       of Beneficial Owner   of Beneficial Owner        Class
--------------         -------------------   --------------------    ----------
Common Stock           Daniel Balsiger
                       4901 Morena,
                       San Diego, CA 92117     17,500,000 shares        43.75%

Common Stock           Judy Balsiger
                       4901 Morena,
                       San Diego, CA 92117     17,500,000 shares        43.75%

     (b)     Security Ownership of Management

The following table sets forth security ownership information as of the close of business on March 29, 2000, for any director, executive officer or group of the Company's voting securities:


Title of Class         Name and Address      Amount and Nature of    Percent of
                       of Beneficial Owner   of Beneficial Owner        Class
--------------         -------------------   --------------------    ----------

Common Stock           Daniel Balsiger
                       4901 Morena,
                       San Diego, CA 92117     17,500,000 shares        43.75%

Common Stock           Judy Balsiger
                       4901 Morena,
                       San Diego, CA 92117     17,500,000 shares        43.75%

Common Stock           All Directors &
                       Officers as a group
                       (2 persons)             35,000,000 shares         87.5%

     Each of the persons listed in the above table possesses sole investment power and sole voting power over the shares set forth in the above table.

     (c)     Change in Control.

     There are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters
         ----------------------------------------

     (a) Identity of Executive Officers, Promoters Directors and and Control Persons


Name and Address       Age        Position             Term    Served Since
----------------       ---        --------             ----    ------------
Daniel Balsiger,       38     Director/President      1 year       2000

Judy Balsiger,         34     Director/Secretary/
                              Treasurer               1 year       2000


There are no arrangements or understandings between any of the directors or executive officers, or any other person or persons pursuant to which they were selected as directors and/or officers

Other Key Advisors and Consultants
----------------------------------

     The Company has retained no other key advisors and/or consultants at this time.

     (1)     Directorships

     No Director of the Company or person nominated or chosen to become a director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

     (a)     Identity of Significant Employees.

     We have two employees, Daniel Balsiger and Judy Balsiger, who are expected to make significant contributions to our business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company

     (b)     Family Relationships.

     Dan Balsiger and Judy Balsiger are married to each other. They both have over 10 years experience in the Fashion Industry. The majority of their work experience has been working with very large corporations that run Import and Wholesale Operations. They are applying this extensive knowledge of the Industry into the every day operations of the company.

     (c)     Involvement in Certain Legal Proceedings

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

             (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

             (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

             (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

             (4)   was found by a court of competent jurisdiction (in
a civil	action), the Securities and Exchange Commission or
the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation
         ----------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE
                         --------------------------

                                                             Long Term Compensation
                                                          ---------------------------
                          Annual Compensation             Awards              Payouts
                        -----------------------           ------              -------
                                                               Securities
                                        Other                  Underlying
                                        Annual    Restricted Options/       LTIP      All Other
Name and        Year or                 Compen-   Stock SAR's               Payout    Compensation
Principal       Period  Salary  Bonus   sation)   Awards (#)                 ($)        ($)
Position	Ended	($)	($)	($)
(a)             (b)     (c)     (d)     (e)       (f)          (g)          (h)       (i)
--------------------------------------------------------------------------------------------------
Daniel Balsiger 2001    $  0    $  0    $  0          0             0         0          0
Director        2000    $  0    $  0    $  0          0             0         0          0
President       1999    $  0    $  0    $  0          0             0         0          0

Judy Balsiger   2001    $  0    $  0    $  0          0             0         0          0
Director        2000    $  0    $  0    $  0          0             0         0          0
Secretary/
Treasurer       1999    $  0    $  0    $  0          0             0         0          0

Key Man Life Insurance
----------------------

    We do not presently own life insurance covering the death of any officer, director or key employee of the Company. We are planning to purchase such insurance in order to provide adequate funding for the Company's repurchase of shares of Common Stock from the estate of any officer or director as a result of death, and to provide the Company with capital to replace the executive loss. However, we can make no assurance if and when such life insurance coverage will be obtained, and if available, whether the premiums payable for coverage will be reasonable.

Directors' and Officers' Insurance
----------------------------------

     We are exploring the possibility of obtaining directors' and officers' liability insurance. We have obtained several premium quotations but has not entered into any contractual arrangements with any insurance company to provide said coverage as of the current date. Furthermore, there is no assurance that we will be able to obtain such coverage in the future, or that if the coverage is obtainable that the premiums will not be prohibitive.

Employment Contracts/Stock Incentive Plans
------------------------------------------

     None.

Management Employment Agreements and Compensation
-------------------------------------------------

     None.

Key Employees
-------------

     At the date of this registration statement, we have no other employees. Further, the few persons that are utilized when necessary are not those that could not be replaced with other non-skilled labor. However, if we are to grow, additional key personnel will be needed in the areas of marketing, sales, and new product development. As we expand, additional sales, marketing, production, and support staff will be added.

Item 7.  Certain Relationships and Related Transactions
         ----------------------------------------------

Transactions With Management And Others
---------------------------------------

     There have been several significant transactions entered into between the Company and its management during the course of its development. Each of the officers and directors of the Company may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its officers and directors. All of the officers and directors may have other business interests to which they devote their time.

     The Company attempts to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     During the course of the previous year, none of the officers and directors of the Company have received shares of the Company's Common Stock in exchange for their services to the Company in lieu of cash compensation to which they would have been entitled.

     We have also borrowed cash for working capital from other shareholders of the Company. Each loan has been documented by the Company's promissory notes, and all loans are current. The Company believes that the terms of all of the loan transactions described herein are based upon terms which are no more or less favorable than terms which would have been agreed to by persons unaffiliated with the Company and that all of the transactions are otherwise fair to the Company and its shareholders:

     There have been no preliminary contact or discussion by any of the Company's officers, directors, promoters, their affiliates or associates with any representatives of the owners of any business or company regarding the possibility of any acquisitions or mergers transactions, and there are no present plans, proposals, arrangements or understandings with any person or company regarding the possibility of any acquisitions or merger transaction.

                   Transactions With Promoters
                   ---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item S.  Description of Securities
         -------------------------

     The Company has one class of securities authorized, consisting of 50,000,000 authorized shares of common stock with a par value of $0.001 per share, of which 40,000,000 shares are issued and outstanding.

                        Common Stock
                        ------------

    The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     The shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities of the company. All shares of the common stock now outstanding are fully paid and non-assessable.

               Outstanding Stock Options And Warrants
               --------------------------------------

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

                        Change In Control
                        -----------------


     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.


                             PART II

Item 1.  Market Price Of And Dividends On The Company's Common
         Equity And Related Stockholder Matters
         -----------------------------------------------------

     Market Information. There has never been any established "public
     ------------------
market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the

National Association of Securities Dealers, Inc. (the "NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or may have a substantial adverse impact on any such public market. See the caption "Business" of this Registration Statement.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     Holders.  The number of record holders of the Company's common
     -------
stock as of the date of this Registration Statement is 33.

     Dividends. The Company has not declared any cash dividends with
     ---------
respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings
         -----------------

     None.

Item 3.  Changes in and Disagreements with Accountants
         ---------------------------------------------

     None.

Item 4.  Recent Sales of Unregistered Securities
         ---------------------------------------

     On March 28, 2000, the Company acquired Fashion Handbags, Inc. ("FHI"), an importer of ladies fashion handbags based in San Diego, California . The Company issued 17,500,000 shares of its common stock to Daniel Balsiger and another 17,500,000 shares to Judy Balsiger, the two shareholders of FHI, to acquire all of the outstanding common stock of FHI.

    The sales set forth above involved no underwriter's discounts or commissions and are claimed to be exempt from registration with the Securities and Exchange Commission pursuant to
Section 4 (2) of the Securities Act of 1933, as amended, as transactions by an issuer not involving a public offering, the issuance and sale by the Company of shares of its common stock to financially sophisticated individuals who are fully aware of the Company's activities, as well as its business and financial condition, and who acquired said securities for investment purposes and understood the ramifications of same.

Item 5.  Indemnification of Directors and Officers
         -----------------------------------------

     Our Articles of Incorporation and By-Laws provide for indemnification and insuring of officers and directors as follows:

     Article VI of the Company's By-Laws provides:

     "The corporation may, to the maximum extent pernitted by the Florida Corporation Laws, indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation. For purposes of this Section, an "agent" of the corporation includes any person who is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation. "


    Article X of the Company's Articles of Incorporation states:

    "To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance."


    The Company has no contractual or other arrangements that insure or indemnify its officers, director or controlling persons.

                              PART F/S



                       FASHION HANDBAGS, INC.COM

                                 -:-


                    INDEPENDENT ACCOUNTANTS' REPORT


                       DECEMBER 31, 2001 AND 2000

                                  CONTENTS


                                                                 Page

Independent Accountants' Report.................................F - 1

Consolidated Balance Sheets
  December 31, 2001 and 2000....................................F - 2

Consolidated Statements of Operations for the
  Years Ended December 31, 2001 and 2000........................F - 4

Consolidated Statement of Stockholders' Equity for the
  Years Ended December 31, 2001 and 2000........................F - 5

Consolidated Statements of Cash Flows for the
  Years Ended December 31, 2001 and 2000........................F - 6

Notes to Consolidated Financial Statements......................F - 7

                       [ROBISON, HILL & CO. LETTERHEAD]





                        INDEPENDENT AUDITOR'S REPORT


Fashion Handbags, Inc.com


    We have audited the accompanying balance sheets of Fashion Handbags, Inc.com as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity and cash flows for the two years ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

    An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fashion Handbags, Inc.com as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the two years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                     Respectfully submitted


                                     /s/Robison, Hill & Co.


                                     Certified Public Accountants


Salt Lake City, Utah
February 27, 2002

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                         CONSOLIDATED BALANCE SHEETS
                         ---------------------------


                                             December 31,
                                         2001              2000
                                       --------         ---------
ASSETS
Current Assets:
Cash and cash equivalents              $ 63,453         $     247
Receivables                              23,890            29,073
Inventory                                28,679            39,055
                                       --------         ---------
     Total Current Assets               116,022            68,375

Fixed Assets:
Transportation Equipment                 19,252            19,252
Office Furniture                          1,000             1,000
Office Equipment                          2,000             2,000
                                         22,252            22,252
Less Accumulated Depreciation           (11,263)           (6,866)
                                         10,989            15,386
                                       --------         ---------
     TOTAL ASSETS                      $127,011         $  83,761
                                       ========         =========




              See accompanying notes and accountants' report.

                           FASHION HANDBAGS, INC.COM
                           -------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                 (Continued)


                                             December 31,
                                         2001              2000
                                       --------         ---------
LIABILITIES
Current Liabilities:
Accounts Payable                       $ 33,645         $   1,243
Accrued Expenses                         15,258             7,334
Short-Term Loans & Notes Payable          6,506             6,896
Related Party Loans - Current           130,501            39,052
Current Portion Long-Term Debt            2,906             2,714
                                       --------         ---------
     Total Current Liabilities          188,816            57,239

Long-Term Debt:
Notes Payable                             6,033             8,724
Notes Payable - Related Parties               -            99,054

     Total Long-Term Debt                 6,033           107,778
                                       --------         ---------
     Total Liabilities                  194,849           165,017

STOCKHOLDERS EQUITY
Common Stock - $.001 par value,
 50,000,000 shares authorized,
 40,000,000 shares issued and
 outstanding at September 30, 2001
 and 2000 and December 31, 2000
 and 1,000 shares issued and
 outstanding at December 31, 1999.       40,000            40,000
Additional Paid-in Capital                    -                 -
Retained Earnings (Deficit)            (107,838)         (121,256)
                                       --------         ---------
     Total Stockholders' Equity         (67,838)          (81,256)
                                       --------         ---------
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                  $127,011         $  83,761
                                       ========         =========



              See accompanying notes and accountants' report.

                           FASHION HANDBAGS, INC.COM
                          -------------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

<CAPTION
                                                  For The Year Ended
                                                      December 31,
                                                  2001             2000
                                               ---------       ----------

REVENUES
Sales                                          $ 468,025        $ 115,151
Cost of Sales                                    327,862           69,860
Gross Margin                                     140,163           45,291

EXPENSES
   Selling & Marketing                            49,682           51,313
   General & Administrative                       54,048           69,496
                                                 103,730          120,809
                                               ---------       ----------
Net Income (Loss) from Operations                 36,433          (75,518)

Other Income (Expense)
   Interest, Net                                 (22,215)          (7,085)

Net Income (Loss) Before Income Taxes             14,218          (82,603)
Income Tax Expense                                  (800)            (800)
                                               ---------       ----------
NET INCOME (LOSS)                              $  13,418       $  (83,403)
                                               =========       ==========




              See accompanying notes and accountants' report.


                                    F -  4



                          FASHION HANDBAGS, INC.COM
                          -------------------------
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                ----------------------------------------------
                    YEARS ENDED DECEMBER 31, 2001 AND 2000
                    --------------------------------------


                                                                    Additional     Retained
                                                Common Stock          Paid-In      Earnings /
                                          Shares       Par Value      Capital      (Deficit)
                                         ---------     ---------    ----------     ----------

Balance at January 1, 2000                    1,000    $       1    $      999     $  (37,853)

Common stock issued in reverse merger
   March 28, 2000                        39,999,000       39,999          (999)             -

Net Loss                                          -            -                      (83,403)
                                         ----------     --------    ----------     -----------

Balance at December 31, 2000             40,000,000       40,000             -        (121,256)
                                         ==========     ========

Net Income                                        -            -             -          13,418
                                         ----------     --------    ----------     -----------

Balance at December 31, 2001             40,000,000     $ 40,000    $        -     $  (107,838)
                                         ==========     ========    ==========     ===========




              See accompanying notes and accountants' report.

                           FASHION HANDBAGS, INC.COM
                           -------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                     For The Year Ended
                                                        December 31,
                                                      2001         2000
                                                  ---------    ----------
Cash Flows From Operating Activities:
 Net income (loss) for the period                 $  13,418    $  (83,403)
                                                  ---------    ----------
Adjustments to reconcile net loss to net
cash provided by operating activities
 Depreciation and Amortization                        4,397         5,431
 Bad Debt Expense                                     1,554         3,935
 Merger Expense                                           -        39,001

Changes in Operating Assets and Liabilities
 (Increase) in Receivables                            3,629       (28,187)
 (Increase) Decrease in Inventory                    10,376       (25,865)
 (Increase) in Prepaid Expense                            -         3,750
 Increase in Accounts Payable                        32,402          (257)
 Increase in Accrued Expenses                         7,924         5,412
                                                  ---------    ----------
Net Cash Provided by (Used in) Operating
 Activities                                          73,700       (80,183)

Cash Flows From Investing Activities                      -             -

Cash Flows From Financing Activities
 Proceeds from Loans - Related Party                170,659        68,129
 Net Proceeds/ Payments from Bank Line                 (390)        6,896
 Payments on Related Party Loans                   (178,264)       (3,166)
 Principle Payments on Long-term Debt                (2,499)       (2,500)
                                                  ---------    ----------
Net Cash Provided by (Used in) Financing
 Activities                                         (10,494)       69,359

Increase (Decrease) in Cash                          63,206       (10,824)
Cash at beginning of period                             247        11,071
                                                  ---------    ----------
Cash at End of Period                             $  63,453    $      247
                                                  =========    ==========
Supplemental Disclosure of Interest
 and Income Taxes Paid

 Interest paid during the period                  $  14,619    $    1,673
                                                  =========    ==========

 Income taxes paid during the period              $     800    $      800
                                                  =========    ==========

Supplemental Disclosure of Non-cash Investing
 and Financing Activities:
   None



                 See accompanying notes and accountants' report.

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                ------------------------------------------
                THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                ------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

    This summary of accounting policies for Fashion Handbags, Inc.com (the "Company") is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
--------------------------------------

    The Company originally commenced operations on August 22, 1997 as September Project IV Corp., a corporation organized under the laws of the State of Florida. On March 29, 2000, the Company changed its name to Fashion Handbags, Inc.com.

Nature of Business
------------------

    The Company is an interactive online handbag company that specializes in contemporary fashion specialty bags. The Company is in the business of developing, manufacturing and marketing a unique line of handbags and various other bags both for retail and wholesale users. The Company's operations are located in the State of California.

Principles of Consolidation
---------------------------

    The consolidated financial statements include the accounts of the parent entity and its subsidiary Fashion Handbags, Inc., a Nevada
Corporation.    All significant intercompany balances and transactions
have been eliminated.

Cash and Cash Equivalents
-------------------------

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates
--------------------------

    The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 ------------------------------------------
                 THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ------------------------------------------
                                 (Continued)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)
--------------------------------------------------------------------


Depreciation
------------

    Fixed assets are stated at cost. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

                     Asset                   Rate
            ------------------------        -------

            Transportation Equipment        5 years
            Office Furniture                7 years
            Office equipment                5 years


    Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

    The Company has adopted the Financial Accounting Standards Board SFAS No., 121, "Accounting for the Impairment of Long-lived Assets." SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and (ii) long-live lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be held and used by an entity be unaudited for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the used of the asset and its eventual disposition (un-discounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Inventories
-----------

    Inventories are stated at lower of cost or market, with cost determined on the first-in, first-out method.

Advertising Expense
-------------------

    Advertising costs are expensed when the services are provided.

Revenue recognition
-------------------

    Revenue is recognized from sales of product at the time of shipment to customers.

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                  THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                  ------------------------------------------
                                (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)
--------------------------------------------------------------------

Loss per Share
--------------

    The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                  Income          Shares        Per-Share
                               (Numerator)    (Denominator)       Amount
                               -----------    -------------     ---------
                                  For the Year Ended December 31, 2001
                               ------------------------------------------
Basic Earnings per Share
Income to common shareholders  $  13,418         40,000,000     $      -
                               =========         ==========     ========

                                  For the Year Ended December 31, 2000
                               ------------------------------------------
Basic Loss per Share
Loss to common shareholders    $ (83,403)        31,500,000     $  (0.01)
                               =========         ==========     ========


    The effect of outstanding common stock equivalents would be anti-dilutive for December 31, 2000 and are thus not considered. There are no common stock equivalents outstanding at December 31, 2001.

Income Taxes
------------

    The Company has a net operating loss for income taxes. Due to the regulatory limitations in utilizing the loss, it is uncertain whether the Company will be able to realize a benefit from these losses. Therefore, a deferred tax asset has not been recorded. There are no significant tax differences requiring deferral.

Concentrations of Credit Risk
-----------------------------

    The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Reclassifications
-----------------

    Certain reclassifications have been made in the 2000 financial statements to conform with the 2001 presentation.

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 ------------------------------------------
                 THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ------------------------------------------
                                (Continued)


NOTE 2 - RELATED PARTY TRANSACTIONS
-----------------------------------

Notes payable to related parties are as follows:

                                                    December 31,
                                                2001            2000
                                              --------        --------
Promissory note, repayable to
 shareholder upon demand,
 Bearing no interest, unsecured               $ 31,447        $ 39,052

Promissory note, repayable to
 President of the Company, due
 December 27, 2002 including
 interest at 8%, unsecured                      43,554          43,554

Promissory note, repayable to
 shareholder, due December 27, 2002
 including interest at 8%, unsecured             7,500           7,500

Promissory note, repayable to
 President of the Company, due
 January 27, 2002, including
 interest at 8%, unsecured                      21,000          21,000

Promissory note, repayable to
 President of the Company, due
 March 15, 2002, including
 interest at 8%, unsecured                      27,000          27,000

Less current portion of debt                  (130,501)        (39,052)
                                              --------        --------
Total                                         $     -         $ 99,054
                                              ========        ========

    Principal payments due on related party long-term debt for each of the five years subsequent to December 31, 2001 and thereafter are as follows:

               Year ending:            Amount
               ------------            ------

                   2002               $130,501
                Thereafter                   -
                   Total              $130,501
                                      ========

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                  THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                  ------------------------------------------
                                (Continued)


NOTE 3 - SHORT-TERM OBLIGATIONS
-------------------------------

                                                December 31,
                                            2001            2000
                                           ------          ------
Bank Line of Credit, interest at
 12.25%, total available credit of
 $7,500                                    $6,506          $6,896
                                           ------          ------
Total                                      $6,506          $6,896
                                           ======          ======

NOTE 4 - LONG-TERM DEBT
-----------------------

                                                December 31,
                                            2001            2000
                                           ------          ------
Note payable to a finance company
 in monthly  instalments $296.39,
 including  interest at 8.25%,
 maturing September 12, 2004, secured by
 certain transportation equipment of the
 Company                                   $8,939         $11,438

Less current portion of long-term debt      2,906           2,714
                                           ------          ------
                                           $6,033          $8,724
                                           ======          ======


    Principal payments due on long-term debt for each of the five years subsequent to December 31, 2001 and thereafter are as follows:


             Year ending:           Amount
             ------------           ------

                 2002               $2,906
                 2003                3,199
                 2004                2,834
                 2005                    -
              Thereafter                 -
                                    ------
                Total               $8,939
                                    ======

                          FASHION HANDBAGS, INC.COM
                          -------------------------
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 ------------------------------------------
                 THE YEARS ENDED DECEMBER 31, 2001 AND 2000
                 ------------------------------------------
                                (Continued)

NOTE 6 - ECONOMIC DEPENDENCE
----------------------------

    The Company does not utilize any specialized raw materials and as such any and all materials are readily available. The Company is not aware of any problem that exist at present time or that is projected to occur within the near future that will materially affect the source and availability of raw materials, which would be required by the Company. The Company currently purchases its raw materials from Taiwan and China and contracts with two major agents in Hong Kong to manage the manufacturing of its merchandise in China.

NOTE 7 - COMMITMENTS
--------------------

    The Company has entered into a lease agreement for its office and warehouse facilities on a month to month basis. The rental charges are approximately $6,000 (office) and $4,900 (warehouse) per year. The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.


NOTE 8 - ACQUISITIONS
---------------------

    On March 28, 2000, September Project IV Corp., a Florida corporation ("SPC"), entered into a reorganization agreement (Reorganization Agreement) with Fashion Handbags, Inc., a Nevada corporation (FH), as well as the shareholders of FH, pursuant to which SPC acquired all of the outstanding proprietary interest of FH in a stock for stock exchange which resulted in FH becoming a wholly owned subsidiary of SPC and the shareholders of FH acquiring control of the Company through their stock ownership. SPC also changed its name to Fashion Handbags, Inc.com on March 29, 2000.

    SPC, under the Reorganization Agreement, issued 35,000,000 common shares of the Company to the shareholders of FH in exchange for the issued and outstanding shares of this subsidiary.

    The acquisition of FH was treated as a reverse acquisition of SPC by FH. In a reverse acquisition the shareholders of a Company own less than 50% of the post acquisition shares. The shareholders of FH received approximately 88% of the post acquisition shares of the Company and therefore, FH is the accounting acquirer. Common stock and additional paid-in capital have been restated to reflect the same ratio as the Company's common stock and additional paid-in capital at that time. This business combination was accounted for as a purchase.

                              PART III
ITEM 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

EXHIBIT NUMBER                          DOCUMENT
--------------                          --------

2.1             Articles of Incorporation of September Project IV Corp.
		filed August 22, 1997.

2.2 Articles of Amendment to the Articles of Incorporation of September Project IV Corp. changing name to Fashion Handbags, Inc.com, filed March 29, 2000.

2.3             Bylaws

2.4 Agreement for the Exchange of Common Stock dated March 28, 2000 between September Project IV Corp. and Fashion Handbags, Inc.


21.1            Subsidiaries

23.1            Consent of Robison, Hill & Co. Certified Public Accountants



                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2002                  Fashion Handbags, Inc.com


                                       By: /s/ Daniel Balsiger
                                          -----------------------
                                          Daniel Balsiger
                                          Its: President